UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
File No. 812-13449
In the Matter of:

X Exchange-Traded Funds, Inc.

XShares Advisors LLC (formerly, X-Shares Advisors, LLC);

XShares Group, Inc. (formerly, Ferghana-Wellspring LLC);

TDX Independence Funds, Inc. (formerly, TDAX Funds, Inc.)
Second Amended and Restated Application to Amend an Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act.
File No. 812-13449
All communications and orders to:

XShares Advisors LLC	TDX Independence Funds, Inc.
XShares Group, Inc.	X Exchange-Traded Funds, Inc.
420 Lexington Avenue, Suite 2550	420 Lexington Avenue, Suite 2550
New York, NY 10170	New York, NY 10170
Attn: David W. Jaffin	Attn: David W. Jaffin
with a copy to:
Domenick Pugliese, Esq.
Paul, Hastings, Janofsky & Walker LLP
Park Avenue Tower
75 East 55th Street
New York, NY 10022
As filed with the Securities and Exchange Commission on January 27, 2009

I.	Introduction
In this second amended and restated application dated January 27, 2009 (the “Application”), XShares Group, Inc., XShares Advisors LLC and TDX Independence Funds, Inc. (collectively, the “Original Applicants”), and X Exchange-Traded Funds, Inc. (“X Funds”) (together with the Original Applicants, the “Applicants”), apply for and request an order (the “Order”) of the U.S. Securities and Exchange Commission (“Commission”) to amend a prior order issued by the Commission to the Original Applicants under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the Act. The requested Order would amend a prior order received by the Original Applicants. The prior order, as previously amended, permits, among other things:
•	shares of TDX Independence Funds, Inc. (“TDX Funds”) and X Funds, each an open-end management investment company, to trade on a national securities exchange at negotiated market prices rather than at net asset value;
•	shares of the TDX Funds and X Funds to be redeemable in large aggregations only;
•	certain affiliated persons of TDX Funds and X Funds to buy securities from, and sell securities to, TDX Funds and X Funds, respectively, in connection with the “in-kind” purchase and redemption of the Shares; and
•	sales of shares of TDX Funds and X Funds by dealers in the secondary market to be unaccompanied by a prospectus, when prospectus delivery is not required by the Securities Act of 1933.

For ease of reference, the prior order, as previously amended, (“Prior Order”) is briefly described below1. Terms used but not defined herein shall have the same meaning as provided in the Prior Applications (as defined below).
Overview of Prior Order. On December 7, 2006, the Commission issued an order (the “HealthShares Order”)2 which granted exemptive relief to the initial portfolios of HealthShares™, Inc. (the “HealthShares Funds”, an open-end registered investment company), to the applicants listed in the application requesting the relief granted in the HealthShares Order (the “HealthShares Application”), as well as to funds (“Funds”) advised by XShares Advisors LLC (the “Advisor”) or an entity controlled by or under common control with the Advisor that may be created in the future and that comply with the terms and conditions of the HealthShares Order (together with the HealthShares Funds, “Affiliated Index Future Funds”). Affiliated Index Future Funds as defined in the original HealthShares Order include only Funds investing exclusively in equity securities and in circumstances where the entity that creates, compiles, sponsors or maintains an Underlying Index (as defined in the HealthShares Order) (the “Index Creator”) is an affiliated person of the Advisor or its affiliates. On August 20, 2007, the Commission issued

[1]	The Prior Order is defined in notes 2 and 3 below. As noted, the description of the Prior Order contained herein is an abbreviated summary provided for ease of reference only. This summary is qualified in its entirety by the terms and conditions of the Prior Order as described in the notices and orders referenced in notes 2 and 3 below and in the applications filed by the Original Applicants in connection with those notices and orders.

[2]	See In the Matter of HealthShares, Inc., et al., Investment Company Act Release Nos. 27553 (November 16, 2006) (notice) and 27549 (December 7, 2006) (order) (relating to the HealthShares™ Asian Health Exchange-Traded Fund, Autoimmune-Inflammation Exchange-Traded Fund, Cancer Exchange-Traded Fund, Cardio Devices Exchange-Traded Fund, Cardiology Exchange-Traded Fund, Dermatology Exchange-Traded Fund, Diagnostics Exchange-Traded Fund, Emerging Cancer Exchange-Traded Fund, Enabling Technologies Exchange-Traded Fund, European Drugs Exchange-Traded Fund, European Medical Products and Devices Exchange-Traded Fund, GI/Gender Health Exchange-Traded Fund, Infectious Disease Exchange-Traded Fund, Metabolic-Endocrine Disorders Exchange-Traded Fund, Neuroscience Exchange-Traded Fund, Ophthalmology Exchange-Traded Fund, Orthopedic Repair Exchange-Traded Fund, Patient Care Services Exchange-Traded Fund, Respiratory/Pulmonary Exchange-Traded Fund and Composite Exchange-Traded Fund ). The Healthshares Funds have since liquidated and anticipate deregistering with the Commission in the near future.

an order (the “TDX Order”)3 which amended the HealthShares Order and provided exemptive relief to the portfolios of the TDX Funds, to the applicants listed in the application requesting the relief granted in the TDX Order (the “TDX Application”), as well as to Funds that may be created in the future and that comply with the terms and conditions of the TDX Order (together with the TDX Funds, “Unaffiliated Index Future Funds”). The TDX Order amended the HealthShares Order to (i) permit Affiliated Index Future Funds that hold fixed income securities to rely on the HealthShares Order,4 (ii) provide that certain representations and undertakings contained in the HealthShares Application shall not apply to a fund where the Index Creator is not an affiliated person, or an affiliated person of an affiliated person, of the Fund, the Advisor, Distributor, promoter or any sub-advisor of the Fund, and (iii) to delete a condition related to the applicability of the HealthShares Order to Affiliated Index Future Funds5.
Overview of Requested Relief. Applicants request that the relief requested herein apply to the TDX Funds and X Funds, as well as to Funds that may be created in the future and that comply with the terms and conditions described herein (“Future Funds”). In this Application, Applicants seek relief with respect to the three matters listed below:
(i) Applicants seek to amend certain representations and undertakings contained in the HealthShares Application and in the TDX Application (the HealthShares Application and the TDX Application are referred to herein as the “Prior Applications”) (a) to provide that any Fund or Future Fund (hereinafter, any reference to “Fund” shall include a “Future Fund” unless

[3]	See In the Matter of HealthShares, Inc., et al., Investment Company Act Release Nos. 27916 (July 27, 2007) (notice) and 27930 (August 20, 2007) (order) (relating to the TDX Independence Funds, Inc. TDX Independence 2010 Exchange-Traded Fund, TDX Independence 2020 Exchange-Traded Fund, TDX Independence 2030 Exchange-Traded Fund, TDX Independence 2040 Exchange-Traded Fund, and TDX Independence In-Target Exchange-Traded Fund). The TDX Independence Funds, Inc. and each of the 5 underlying TDX Independence portfolios were formerly known as the TDAX Funds, Inc. and TDAX Independence portfolios.

[4]	Unaffiliated Index Future Funds that invest in fixed income securities may rely on the TDX Order.

[5]	This same condition does not apply to Unaffiliated Index Future Funds pursuant to the TDX Order.

specifically noted otherwise) relying on the Prior Order or the Order granted pursuant to this Application may invest at least 80% of its total assets, as disclosed in the relevant Fund prospectus, in the Component Securities of its Underlying Index (the “80% Requirement”) (the Prior Applications currently provide that at least 90% of a Fund’s total assets will be invested in the Component Securities of its Underlying Index)6, (b) to provide that, in connection with the offering of any Fund, such Fund will operate, function and trade as an exchange-traded fund in substantially the same manner as described in the Prior Applications with the exception that the Underlying Index which the Fund seeks to replicate may be reconstituted and rebalanced no more frequently than on a monthly, rather than quarterly, basis (“Monthly Reconstitution”)7, and (c) to provide that the “Indicative Optimized Portfolio Value”, or IOPV (as defined in the TDX Application) may be calculated and disseminated widely every 15 seconds by the Exchange or by a major market data vendor (the TDX Application currently represents that this information will be disseminated only by the Exchange) (the “IOPV Provider”).8
Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.
No form having been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

[6]	See HealthShares Application, pgs. 33-34 and TDX Application, pg. 16.

[7]	See HealthShares Application, pg. 3 and TDX Application. pg. 12.

[8]	See TDX Application, pg. 14. See also HealthShares Application, pgs. 61-63.

II.	Background
A. Prior Applications
Except as specifically noted herein, all representations and conditions contained in the Prior Applications relating to the operation of HealthShares Funds and TDX Funds apply equally to the Funds.
B. The Applicants
TDX Funds is an open-end management investment company organized as a Maryland corporation. TDX Funds filed with the Commission a registration statement on Form N-1A which was declared effective by the Commission on August 22, 2007. TDX Funds currently has 5 separate series, all of which are currently being offered to the public.
X Funds is an open-end management investment company organized as a Maryland corporation. X Funds filed with the Commission a registration statement on Form N-1A (File Nos. 333-153857 and 811-22238) on October 3, 2008 which has not yet been declared effective. X Funds is structured as a multiple series fund and is currently comprised of two open-end investment company portfolios. The Advisor expects that additional portfolios will be added to X Funds in the future. Shares of X Funds have not yet been offered to the public.
The Advisor is a Delaware limited liability company with its principal office located at 420 Lexington Avenue, Suite 2550, New York, New York 10170. The Advisor is a wholly-owned subsidiary of XShares Group, Inc., a Delaware corporation. The Advisor is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”). The Advisor and its affiliated persons are not affiliated with any other registered investment adviser.

XShares Group, Inc. is the parent of the Advisor, with its principal office located at 420 Lexington Avenue, Suite 2550, New York, New York 10170. XShares Group, Inc. is a Delaware corporation and is not an “affiliated person” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of any service provider to the Funds, other than the Advisor. XShares Group, Inc. is not registered as an “investment adviser” under the Advisers Act.
C. Description of the X Funds and the Nations Fund.
X Funds is overseen by a Board of Directors (the “Directors”) and is a series company which will offer a number of different series of funds with distinct investment strategies in an exchange-traded fund format. X Funds currently has two portfolios. One of these portfolios, the Nations Large Cap Enhanced BuyWrite Exchange-Traded Fund (the “Nations Fund”), requires the relief requested herein in order to operate in accordance with its intended investment strategy.9 X Funds may file one or more amendments to its registration statement in the future for the creation of additional portfolios as described below which may avail themselves of the relief requested herein.
The Advisor will be the investment adviser to the Nations Fund. The Underlying Index which the Nations Fund seeks to replicate has been created by, and will remain the intellectual property of, an entity that is not an “affiliated person”, as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of X Funds or the Nations Funds, the Advisor, the Distributor, any Promoter of , or any Sub-Advisor to, an X Fund. X Shares may in the future create portfolios of X Funds wherein it, or its affiliates, are affiliated with the Index Creator of that fund. The Advisor serves as the investment adviser to the

[9]	The second portfolio, the XShares/CRB-Research Global Energy Efficiency Exchange-Traded Fund (the “Energy Fund”), currently expects to be able to rely on the relief granted in the Prior Orders and is therefore not discussed further in this Application.

Nations Fund pursuant to an Investment Advisory Agreement with the X Fund and has overall responsibility for the general management of the Nations Fund and the oversight of the Nations Fund Sub-Advisor, subject to the supervision of the Directors. For these services, it is expected that the Nations Fund will pay the Advisor a fee, based on the Nations Fund’s average daily net assets. Esposito Partners, LLC is expected to act as Sub-Advisor to the Nations Fund. The Nations Fund however, may hire a different Sub-Advisor in the future. Any Sub-Advisor hired by the Nations Fund will not be affiliated with any Exchange, the Distributor, the Index Creator or any Promoter of the Nations Fund. Any Sub-Advisor will be registered under the Advisers Act. The Sub-Advisor (or its affiliates) may also provide advisory services to, and act as investment adviser for, other persons or entities including, but not limited to, other registered and unregistered investment companies, separately managed accounts (both institutional and retail in nature) and other pooled investment vehicles. The Sub-Advisor (or its affiliates) may also sponsor wrap fee and other similar programs and may be affiliated with an entity that is a registered broker-dealer. Such affiliated broker-dealers may provide a full range of broker-dealer services. Any sub-advisory fees will be paid by the Advisor out of the Advisory fees.
The Nations Fund employs a “passive management” investment strategy designed to track the performance, before fees and expenses, of the NationsShares Large Cap Enhanced BuyWriteTM Index (the “NationsShares Index”). The NationsShares Index is a rules-based index that measures the total rate of return of an “Enhanced BuyWrite” strategy applied to the Standard & Poor’s 500 Index®.

As its primary strategy, the Nations Fund seeks to replicate the NationsShares Index by investing, under normal circumstances, at least 80% of its net assets in the securities that make up the NationsShares Index, holding each security in approximately the same proportion as its weighting in the NationsShares Index. The Nations Fund will also write index options, as described below. Because the Nations Fund is writing (selling) options, no cash is invested in the Nations Fund’s options strategies, instead the fund receives option premiums for writing these options. The Nations Fund may invest up to 20% of its assets in futures contracts, options on futures contracts, options, swaps on securities of companies not in the NationsShares Index, as well as cash and cash equivalents, such as money market instruments (subject to applicable limitations of the Act).
D. Other Service Providers to the Nations Fund
ALPS Distributors, Inc., a Colorado corporation and broker-dealer registered under the Exchange Act, currently acts as distributor (the “Distributor”) for TDX Funds and is expected to serve as the Distributor to the Nations Fund. The Nations Fund however, may hire a different Distributor in the future. Any Distributor hired by the Nations Fund will not be affiliated with any Exchange, the Advisor, any Sub-Advisor, or the Index Creator. The Bank of New York Mellon, Inc. (“BONY”), with its principal address at 101 Barclay Street, New York, New York 10286, currently acts as administrator (the “Administrator”), custodian (the “Custodian”), fund accountant (the “Fund Accountant”) and transfer agent (the “Transfer Agent”) for TDX Funds and is expected to act in similar capacities for the Nations Fund. The Nations Fund however, may hire different service providers in the future. The identity of the Distributor, Administrator, Custodian, Fund Accountant and Transfer Agent will be disclosed in the prospectus (“Prospectus”) and/or statement of additional information (“SAI”) for the Nations Fund. The performance of their duties and obligations will be conducted within the provisions of the Act and the rules thereunder.

E. Further Description of the NationsShares Index
The NationsShares Index may be comprised of different asset classes, such as international equities and domestic equities or a mix of asset classes along with the options contracts described below. The NationsShares Index was created by Fortress Trading, Inc. (“Fortress”) which acts as Index Administrator and is responsible for maintaining the NationsShares Index based on its own proprietary methodology. Fortress is not an affiliated person, or an affiliated person of an affiliated person, of the Advisor, the Sub-Advisor, X Funds, the Distributor or any Promoter of X Funds.
The NationsShares Index is designed to measure the total rate of return of a hypothetical “Enhanced BuyWrite Strategy” applied to the Standard & Poor’s 500 Index® (the “Reference Index”). A “BuyWrite” strategy, also called a covered call, generally is considered to be an investment strategy in which an investor buys a stock or basket of stocks, and also sells call options that correspond to that stock or basket of stocks. The “Enhanced BuyWrite Strategy”, by comparison, involves the establishment of put spreads on the Reference Index, while at the same time selling covered call options as would typically be the case with a traditional BuyWrite strategy. By using put spreads in addition to selling covered calls on the Reference Index, the Enhanced BuyWrite Strategy seeks to outperform both the Reference Index and a portfolio employing solely the BuyWrite strategy.

The NationsShares Index contains a number of components:
• A basket of 500 U.S. equity securities representing all of the securities in the Reference Index in proportion to their weightings in the Reference Index.
• A basket of successive one month call and put spread options which are deemed to be systematically written (sold) against the Reference Index through a proprietary “Enhanced BuyWrite” strategy (the “Nations Enhanced BuyWrite Strategy”) developed by Fortress. A call option is an option that gives the owner the right (but not the obligation) to buy a specified amount of an underlying security (or in the case of an index option, the value of the underlying securities in the index) at a specified price within a specified time. The option buyer pays cash, often called the “premium”, to the option writer for the right. By writing or selling a call, the writer gives the buyer of the option the right (but not the obligation) to purchase the value of securities in the Reference Index at a specified price within a specified time and receives a premium from the buyer for that right. An investor might write a call option when he believes the value of the securities in the Reference Index will not rise before the option expires and thus expects to keep the premium received for writing the call option. The Nations Enhanced BuyWrite Strategy calls for writing or selling call options because Fortress believes that, over time, the premium received for writing or selling those call options will be greater than the ultimate value of those options and the investor will be able to keep the difference.
A written put spread is constructed by purchasing one put option while simultaneously selling another put option with a higher strike price. This type of strategy (buying one option and selling another with a higher strike price) is known as a credit spread because the amount received by selling the put option with a higher strike is more than enough to cover the cost of purchasing the put with the lower strike price. The maximum possible profit using this strategy is equal to the difference between the amount received from selling the put and the amount used to buy the put. The maximum loss that can be incurred when using this strategy is equal to the difference between the strike prices of the two options and the net cost of the premiums received/paid for the put options. A written put spread is a type of options strategy that is used when the investor expects the price (or value) of the underlying asset will not fall. The goal of this strategy is realized when the price of the underlying asset stays above the higher strike price, which causes the written put option to expire worthless, resulting in the trader keeping the premium. The Nations Enhanced BuyWrite Strategy uses the call premium received to cover put option spreads because Fortress believes that, over time, the return received for selling those put spreads will be greater than the return received from reinvesting the call premium back into the Reference Index.
The Nations Enhanced BuyWrite Strategy requires that each Reference Index option in the NationsShares Index be held until maturity. Maturity is generally the third Friday of each calendar month. This day is referred to as the “roll date.” On the roll date, all existing option positions are settled against the Special Opening Quotation of the Reference Index. Subsequent to the settlement of expiring options, new options expiring in the next month are deemed executed at prices equal to the average of the bid and offer reported after 11:00 a.m. Eastern time.
On the roll date, Fortress, which act as the Index Administrator, will evaluate the holdings and option positions within the NationsShares Index and make adjustments based upon the Nations Enhanced BuyWrite Strategy. The NationsShares Index will also make adjustments for corporate actions and annual changes of the Reference Index. The component securities in the NationsShares Index are listed on NYSE Arca, Inc., New York Stock Exchange or American Stock Exchange and may include American Depositary Receipts (“ADRs”) issued on securities of non-U.S. companies.

The NationsShares Index is reconstituted on a monthly basis. Decisions regarding additions to, and removals from, the NationsShares Index are made by Fortress, as the Index Administrator, in its sole discretion. Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., is currently expected to act as the Calculation Agent in connection with the calculation and dissemination of the NationsShares Index. The NationsShares Index is calculated on a real time basis by the Calculation Agent every fifteen seconds during each trading date, excluding the roll date. On the roll date, the Calculation Agent will (a) complete procedures to determine the price of the new call and put options and a corresponding value to the Reference Index; and (b) incorporate the new price of the new options and the corresponding value of the Reference Index into its Underlying Index calculations. The Index Administrator and the Calculation Agent will each be an entity that is not an affiliated person, or an affiliated person of an affiliated person, of the Advisor, the Sub-Advisor, X Funds, the Distributor or any Promoter of X Funds.
Except as noted below, Applicants expect that information regarding the Shares of the Nations Fund and the NationsShares Index will be made available exactly as described in the Prior Applications. An Indicative Optimized Portfolio Value or “IOPV,” presenting the current market value per share of the Nations Fund, will be calculated by the Exchange or a major market data vendor10 every 15 seconds during the Exchange’s regular trading hours and disseminated every 15 seconds by such entity on the Consolidated Tape Association as described in the Prior Applications.

[10]	It is currently anticipated that Bloomberg will be responsible for IOPV calculation and dissemination.

F. Operation of the Nations Fund
The investment objective of the Nations Fund will be to provide investment results that correspond generally to the price and yield performance of the NationsShares Index. In seeking to achieve its investment objective, the Nations Fund will utilize “passive” indexing investment strategies. It is currently anticipated that the Nations Fund will employ a replication strategy to seek to fully replicate its NationsShares Index. However, from time to time, it is anticipated that it may not be possible or prudent to replicate the NationsShares Index and in such cases the Advisor will pursue a sampling strategy in managing the portfolio by holding equity securities and/or options contracts that, in the aggregate, are intended to approximate the NationsShares Index in terms of key characteristics. Future Funds may also adopt either a replication strategy or a sampling strategy. As such, the Nations Fund or a Future Fund utilizing a sampling strategy generally will hold a basket of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index (as compared to a Fund that uses a replication strategy which invests in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index).
The use of a sampling strategy allows the Advisor from time to time to make adjustments in the portfolios of a Fund in accordance with upcoming changes in the composition of the Underlying Indexes or to maintain RIC compliance. For example, if at the end of a calendar quarter a Fund would not comply with RIC diversification tests, the Advisor would make adjustments to the portfolio to ensure continued RIC status. As stated in the Prior Applications, Applicants expect that the returns of a Fund should be highly correlated with the returns of its Underlying Index, expecting that the correlation coefficient between Fund and its Underlying Index will at least be 95% over extended periods. The same is expected to be true with respect to the Nations Fund and the NationsShares Index. The investment objective, policies and investment strategies of the Nations Fund will be fully disclosed in its Prospectus and SAI.

Under the Prior Order, the Original Applicants provided that Funds relying on the relief requested therein would invest at least 90% of its total assets in Component Securities of its Underlying Index. The Prior Applications state that a Fund may invest up to 10% of its total assets in securities, futures contracts, options on futures contracts, options, and swaps not included in the Underlying Index. Applicants wish to amend the Prior Order to provide that each Fund referenced therein and any Future Fund (including any X Fund) must generally invest at least 80% of its total assets, as disclosed in the relevant Prospectus, in the Component Securities of its Underlying Index. It is currently contemplated that the Nations Fund will generally invest at least 80% of its total assets in the Component Securities of the NationsShares Index. Under this approach, a Fund may at times invest up to 20% of its total assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds, as well as securities not included in its Underlying Index but which the Advisor believes will help such Fund track its Underlying Index. At all times, a Fund will hold, in the aggregate, at least 80% of its total assets in Component Securities and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Underlying Index.11
As described in the Prior Applications, the Index-Composition Methodology for the Underlying Indexes provides that such indexes will be reconstituted no more frequently than quarterly. Applicants wish to amend the Prior Order to provide that each Fund referenced therein and any Future Fund (including any X Fund) may seek to replicate an Underlying Index that may be reconstituted as frequently as monthly. Currently, the NationsShares Index is expected to be reconstituted monthly. Applicants seek this flexibility in order to expand its product offering to investors to include indexes that reconstitute on a monthly basis. For example, with respect to Unaffiliated Index Funds, the Advisor is aware that many fixed income indices, such as the Lehman U.S. Aggregate Index and Lehman 1-3 Year Treasury Bond Index, both of which serve as the basis for existing exchange traded funds (“ETFs”), are reconstituted on a monthly basis.12

[11]	Applicants anticipate that investments that have economic characteristics substantially identical to those of the Component Securities of an Underlying Index will include securities such as Depository Receipts based on Component Securities of the Underlying Index and TBA transactions.

[12]	The indices are described at http://www.lehman.com/fi/indices/factsheets.htm. Applicants note that Lehman Brothers uses the term “rebalance,” rather than “reconstitute” to describe the monthly measurement and adjustment of index constituents. Applicants believe that these terms are interchangeable.

III.	In Support of the Application
Except as noted herein, the Nations Fund and any Future Funds that rely on relief granted in response to the request made herein will operate in a manner identical to that of the funds described in the Prior Applications that were the subject of the Prior Order. The relief requested with respect to the 80% Requirement and the Monthly Reconstitution is identical to relief that has been previously granted by the Commission.13 The relief requested with respect to the IOPV Provider is also identical to relief previously granted by the Commission14. Applicants submit that the relief requested herein with respect to these matters presents no novel issues.
a. 80% Requirement. Applicants wish to amend the Prior Applications to provide that each Fund referenced therein and any Future Fund (including any X Fund) may generally invest at least 80% of its total assets, as disclosed in the relevant Prospectus, in the Component Securities of its Underlying Index. As described above, the Nations Fund proposes to operate in such a fashion. Under this approach, a Fund will hold, in the aggregate, at least 80% of its total assets in Component Securities

[13]	See In the Matter of WisdomTree Investments Inc., et al., Investment Company Act Release Nos. 27976 (September 21, 2007) (notice) and 28015 (October 17, 2007) (order).

[14]	See In the Matter of First Trust Advisors L.P., et al., Investment Company Act Release Nos. 28421 (September 29, 2008) (notice) and 28468 (October 27, 2008) (order), In the Matter of Barclays Global Fund Advisers., et al., Investment Company Act Release Nos. 28146 (February 6, 2008) (notice) and 28173 (February 27, 2008) (order).

and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Underlying Index. The Applicants are aware that a number of exchange-traded funds currently in the market follow the 80% Requirement and Applicants are not aware that this has created any concerns. Applicants continue to expect that the returns of any Fund relying on the relief requested herein with respect to the 80% Requirement should continue to be highly correlated with the returns of its Underlying Index, expecting that the correlation coefficient will at least be 95% over extended periods. The requested relief will also allow the Adviser to bring new products to market, such as the Nations Fund, which requires the relief requested herein.
b. Monthly reconstitution. The Nations Fund seeks to replicate the NationsShares Index, an index that is reconstituted monthly. Applicants may seek to create one or more Future Funds which seek to replicate an Underlying Index that is reconstituted more frequently than quarterly, but no more frequently than monthly. Applicants submit that the reconstitution of Underlying Indexes on a no more frequent basis than monthly does not raise concerns and provides investors with more investment choices, as new funds may be created based on Underlying Indices that reconstitute monthly. Applicants believe that the monthly reconstitution will not have any impact on the operation of the Funds or the efficiency of the Funds’ arbitrage mechanism. With respect to Affiliated Index Future Funds, the rules governing each Underlying Index, including the rules governing periodic reconstitution, are set forth in the Index Composition Methodology which is published and transparent and made freely available on the Fund’s website. Because the Index Composition Methodology is published and transparent, and because any changes to the Index Composition Methodology must be published 60 days in advance of implementation, information about the current constituents of each Underlying Index, and potential changes to the list of current constituents as a result of any reconstitution, will be readily ascertainable by market participants. In addition, the frequency of the reconstitution (whether annually, quarterly or monthly) has no impact on the transparency of a Fund’s portfolio or on the ability of Authorized Participants to access the securities in each index and Fund, regardless of whether or not the Index Composition Methodology is publicly available or whether the Index Creator is an affiliated person of the Advisor, Sub-Advisor, the Fund or any Distributor or Promoter of the Fund. It is widely recognized that the common denominator in the success of ETFs is the transparency of each ETF’s portfolio and the ability of Authorized Participants and other market participants to readily achieve economic exposure to the underlying market represented by an ETF. These factors are not changed by the frequency of the periodic index reconstitution. ETFs based on indexes that reconstitute monthly have been very successful and Applicants are not aware that they have experienced any operational issues in connection with the monthly reconstitution of their underlying indexes.15
A potential impact of monthly reconstitution is higher constituent turnover and, as a result, higher portfolio turnover for a fund tracking such index. To the extent more frequent reconstitution leads to higher turnover of index constituents, Applicants do not believe this would necessarily lead to increased portfolio transaction costs or decrease a fund’s tax efficiency. The unique ETF creation and redemption process is designed to, and historically has, helped minimize such costs and tax consequences. Applicants expect this to remain true and Applicants do not believe the use by the Funds of Underlying Indexes that reconstitute monthly will have any negative impact on the operation of the Funds or the arbitrage efficiency of the Funds.

[15]	For example, the iShares Lehman Aggregate Bond Fund and iShares Lehman 1-3 Treasury fund, each of which is based on an index that reconstitutes monthly, had total assets of $6.48 and $7.16 billion, respectively, as of July 31, 2007. See http://www.ishares.com/fund_info/detail.jhtml.

Applicants do not believe that the increased frequency of reconstitution (i.e., monthly as opposed to quarterly or annually) for Affiliated Index Future Funds raises any potential conflicts of interest that have not been addressed by the Prior Applications and Prior Order. As discussed in the HealthShares Application, the Advisor and the Affiliated Index Future Funds have adopted and implemented policies and procedures (e.g., “Firewalls”) and codes of ethics to address potential conflicts.
Applicants do not believe that monthly reconstitution of an Underlying Index should cause a Fund tracking that index to be considered actively managed. As with existing ETFs that track indexes that are reconstituted monthly, the Nations Fund’s investment objective is to track the performance of the NationsShares Index. In this sense, the Nations Fund, and other Funds that may rely on the relief requested herein with respect to the Monthly Reconstitution, are as passive as any other index-based ETF. There is nothing “active” about the reconstitution of the Underlying Index: it occurs at regular intervals no more frequently than monthly.
c. IOPV Provider. Finally, Applicants seek to amend representations in the Prior Applications to permit the calculation and/or dissemination of the IOPV by either the Exchange or by a major market data vendor. This will provide the Fund with additional flexibility to engage vendors with the appropriate expertise and resources to most accurately and efficiently calculate and disseminate the Fund’s IOPV. Because the Fund will only engage a major market data vendor to provide this service (other than the Exchange), the Applicants believe that the IOPV will have visibility comparable to that which would be obtained had it been calculated by the Exchange. In either case, the IOPV will continue to be disseminated on the Consolidated Tape.

IV.	Express Conditions of this Application
1.	Applicants agree that any amended order of the Commission granting the requested relief will be subject to the same conditions as those imposed by the Prior Order.
V.	Names and Addresses
The following are the names and addresses of Applicants:
A.	XShares Advisors LLC

420 Lexington Avenue, Suite 2550 New York, New York 10170

B.	XShares Group, Inc.

420 Lexington Avenue, Suite 2550 New York, New York 10170

C.	TDX Independence Funds, Inc.

420 Lexington Avenue, Suite 2550 New York, New York 10170

D.	X Exchange-Traded Funds, Inc. 420 Lexington Avenue, Suite 2550 New York, New York 10170
All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

Authorization and Signatures
In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated January 27, 2009, have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. David W. Jaffin is authorized to sign and file this document on behalf of XShares Advisors LLC pursuant to the general authority vested in him as Chief Financial Officer. The undersigned represents that the authorization described in the HealthShares Application is applicable to the undersigned and still remains in effect.

XSHARES ADVISORS LLC
By:	/s/ David W. Jaffin
	Name:	David W. Jaffin
	Title:	Chief Financial Officer
Dated: January 27, 2009

Authorization and Signatures
In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated January 27, 2009, have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. David W. Jaffin is authorized to sign and file this document on behalf of XShares Group, Inc. pursuant to the general authority vested in him as Chief Operating Officer. The undersigned represents that the authorization described in the HealthShares Application is applicable to the undersigned and still remains in effect.

XSHARES GROUP, INC.
By:	/s/ David W. Jaffin
	Name:	David W. Jaffin
	Title:	Chief Operating Officer
Dated: January 27, 2009

Authorization and Signatures
In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated January 27, 2009, have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. David W. Jaffin is authorized to sign and file this document on behalf of TDX Independence Funds, Inc., pursuant to the general authority vested in him as Chief Operating Officer. The undersigned represents that the authorization described in the TDX Application is applicable to the undersigned and still remains in effect.

TDX INDEPENDENCE FUNDS, INC.
By:	/s/ David W. Jaffin
	Name:	David W. Jaffin
	Title:	Chief Operating Officer
Dated: January 27, 2009

Authorization and Signatures
In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated January 27, 2009, have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. David W. Jaffin is authorized to sign and file this document on behalf of X Exchange-Traded Funds, Inc., pursuant to the general authority vested in him as President.

X EXCHANGE-TRADED FUNDS, INC.
By:	/s/ David W. Jaffin
	Name:	David W. Jaffin
	Title:	President
Dated: January 27, 2009

EXHIBIT 1 — Resolutions authorizing David W. Jaffin to sign and file this
Application on behalf of X Exchange-Traded Funds, Inc.
CERTIFICATION OF RESOLUTION — X EXCHANGE-TRADED FUNDS, INC.
I, James McCluskey, Secretary and Treasurer of X Exchange-Traded Funds, Inc., certify that the following is a true and correct copy of resolutions adopted by the Sole Initial Director of X Exchange-Traded Funds, Inc., on January 23, 2009, and that the same are in full force and effect as of the date of this certification:
RESOLVED, that David W. Jaffin and any other appropriate senior officers of X Exchange-Traded Funds, Inc. (the “Company”) be, and each hereby is, authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of the Company, an Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, substantially in the form presented to the Sole Initial Director, with such changes as may be recommended by management and Company counsel and any amendments or supplements thereto, if the same shall be necessary and appropriate; and it was
FURTHER RESOLVED, that David W. Jaffin and any other appropriate senior officers of the Company be, and each hereby is, authorized and directed to take such actions, and to execute and deliver on behalf of the Company such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it was
FURTHER RESOLVED, that upon issuance of an Order of Exemption by the Securities and Exchange Commission in accordance with the terms and conditions of the above-described Application, the Company is authorized to act in accordance with the provisions of the Order of Exemption.
Certified on the 23rd day of January, 2009 by the individual below.

/s/ James McCluskey
James McCluskey,
Secretary and Treasurer

X EXCHANGE-TRADED FUNDS, INC.
WRITTEN CONSENT OF SOLE INITIAL DIRECTOR
The undersigned, being the sole director of X Exchange-Traded Funds, Inc., a Maryland corporation (the “Company”), pursuant to the provisions of section 2-408(c) of the Maryland General Corporation Law, hereby adopts the following resolutions in lieu of holding a meeting of the Board of Directors of the Company:
RESOLVED, that David W. Jaffin and any other appropriate senior officers of X Exchange-Traded Funds, Inc. (the “Company”) be, and each hereby is, authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of the Company, an Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, substantially in the form presented to the Sole Initial Director, with such changes as may be recommended by management and Company counsel and any amendments or supplements thereto, if the same shall be necessary and appropriate; and it is
FURTHER RESOLVED, that David W. Jaffin and any other appropriate senior officers of the Company be, and each hereby is, authorized and directed to take such actions, and to execute and deliver on behalf of the Company such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is
FURTHER RESOLVED, that upon issuance of an Order of Exemption by the Securities and Exchange Commission in accordance with the terms and conditions of the above-described Application, the Company is authorized to act in accordance with the provisions of the Order of Exemption.
Certified on the 23rd day of January, 2009, by the director below.

/s/ David W. Jaffin
David W. Jaffin

Verification of Amended Application and Statement of Fact
In accordance with Rule 0-2(d) under the Act, the undersigned says that he has duly executed the attached Application dated January 27, 2009, for an order, for and on behalf of XShares Advisors LLC that he is Chief Financial Officer of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David W. Jaffin
	Name:	David W. Jaffin
	Dated:	January 27, 2009

Verification of Amended Application and Statement of Fact
In accordance with Rule 0-2(d) under the Act, the undersigned says that he has duly executed the attached Application dated January 27, 2009, for an order, for and on behalf of XShares Group, Inc. that he is Chief Operating Officer of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David W. Jaffin
	Name:	David W. Jaffin
	Dated:	January 27, 2009

Verification of Amended Application and Statement of Fact
In accordance with Rule 0-2(d) under the Act, the undersigned says that he has duly executed the attached Application dated January 27, 2009, for an order, for and on behalf of TDX Independence Funds, Inc. that he is Chief Operating Officer of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David W. Jaffin
	Name:	David W. Jaffin
	Dated:	January 27, 2009

Verification of Amended Application and Statement of Fact
In accordance with Rule 0-2(d) under the Act, the undersigned says that he has duly executed the attached Application dated January 27, 2009, for an order, for and on behalf of X Exchange-Traded Funds, Inc. that he is President of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David W. Jaffin
	Name:	David W. Jaffin
	Dated:	January 27, 2009